UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 11)(1)



                         ESB FINANCIAL CORPORATION
______________________________________________________________________________
                             (Name of Issuer)



                   Common Stock, Par Value $.01 Per Share
______________________________________________________________________________
                      (Title of Class of Securities)



                                26884F 10 2
______________________________________________________________________________
                              (CUSIP Number)



                             December 31, 2006
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [X] Rule 13d-1(b)
           [ ] Rule 13d-1(c)
           [ ] Rule 13d-1(d)


___________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 6 Pages

CUSIP NO. 26884F 10 2                13G/A                   Page 2 of 6 Pages




------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ESB Financial Corporation Employee Stock Ownership Plan Trust
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                      (b) [ ]

------------------------------------------------------------------------------
3.    SEC USE ONLY

------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
------------------------------------------------------------------------------
             5.   SOLE VOTING POWER

                  320,723
             -----------------------------------------------------------------
  NUMBER OF  6.   SHARED VOTING POWER
   SHARES
BENEFICIALLY      1,284,631
  OWNED BY   -----------------------------------------------------------------
   EACH      7.   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       320,723
             -----------------------------------------------------------------
             8.   SHARED DISPOSITIVE POWER

                  1,284,631
------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,605,354
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      12.49%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      EP
------------------------------------------------------------------------------

CUSIP NO. 26884F 10 2                13G/A                   Page 3 of 6 Pages





Item 1(a).    Name of Issuer:

              ESB Financial Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              600 Lawrence Avenue
              Ellwood City, Pennsylvania 16117

Item 2(a).    Name of Person Filing:

              ESB Financial Corporation Employee Stock Ownership Plan Trust


Item 2(b).    Address of Principal Business Office or, if None, Residence:

              ESB Financial Corporation
              600 Lawrence Avenue
              Ellwood City, Pennsylvania 16117

Item 2(c).    Citizenship:

              Pennsylvania

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:

              26884F 10 2

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

              (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP NO. 26884F 10 2                13G/A                   Page 4 of 6 Pages





Item 4.   Ownership.

          (a)   Amount beneficially owned:

                1,605,354

          (b) Percent of class: 12.49% (based on 12,852,705 shares issued and outstanding as of December 31, 2006)

          (c)   Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote  320,723
                                                          --------
          (ii)  Shared power to vote or to direct the vote  1,284,631
                                                           -----------
          (iii) Sole power to dispose or to direct the disposition of 320,723
                                                                      -------
          (iv)  Shared power to dispose or to direct the disposition of
                1,284,631
                ---------

          The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries. The reporting person's assets are held in trust by trustees, Mario J. Manna, Lloyd L. Kildoo, Herbert S. Skuba and William B. Salsgiver ("Plan Trustees"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the Plan Trustees, as of December 31, 2006. As of December 31, 2006, 1,284,631 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries and 320,723 shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees, who have shared voting power over the allocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants under the ESOP provisions of the plan is directed to be voted, subject in each case to the fiduciary duties of the Plan Trustees and applicable law.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

CUSIP NO. 26884F 10 2                13G/A                   Page 5 of 6 Pages





Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 26884F 10 2                13G/A                   Page 6 of 6 Pages





Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

                                       ESB FINANCIAL CORPORATION
                                       Employee Stock Ownership Plan Trust



February 13, 2007                      By: /s/ Mario J. Manna
                                          ------------------------------------
                                          Mario J. Manna, Trustee



February 13, 2007                      By: /s/ Lloyd L. Kildoo
                                          ------------------------------------
                                          Lloyd L. Kildoo, Trustee



February 13, 2007                      By: /s/ Herbert S. Skuba
                                          ------------------------------------
                                          Herbert S. Skuba, Trustee



February 13, 2007                      By: /s/ William B. Salsgiver
                                          ------------------------------------
                                          William B. Salsgiver, Trustee